UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

2012 & 2011 Restatement Documentdated 16 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 16, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 16, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC

Group Reporting Changes (effective 1st January 2013)

2012 & 2011 Restatement Document

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months to 31 December 2012 to the corresponding twelve months of 2011 and balance sheet comparatives relate to 31 December 2011. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively; and the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (provision for interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Full Year 2012 Results glossary that can be accessed at www.barclays.com/results.

The information in this announcement does not comprise statutory accounts or interim financial statements within the meaning of Section 434 of the Companies Act 2006 and IAS 34 respectively. Statutory accounts for the year ended 31 December 2012, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Overview of Reporting Changes

This document provides further details of the impact on the Group's results of the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), as disclosed in the 2012 Barclays PLC Annual Report.

It also outlines the impact to the Group's segmental results of the allocation of elements of the Head Office results to businesses and portfolio restatements between businesses.

Whilst the Head Office allocation and portfolio restatements affect the reported results of the individual businesses, they have no impact on the Group's primary statements.

Accounting Restatements

IFRS 10 and IAS 19 (Revised 2011) became effective on 1 January 2013 and result in the restatements to the Barclays PLC results for the years ended 31 December 2011 and 2012. The 2012 results restatement reflects the application of both IFRS 10 and IAS 19. The 2011 results restatement reflects only the application of IAS 19, in line with IFRS 10 transition relief guidance.

IFRS 10

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. This introduced new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures.

IAS 19

The Group adopted IAS 19 (Revised 2011) from 1 January 2013 which, amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (known as the 'corridor' approach).

The financial impact on the Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of Accounting Restatements	Restatement Adjustments

	2012 as Published	IFRS 10	IAS 19	2012 as Restated	2011 as Restated (IAS 19 only)
Adjusted Income Statement	£m	£m	£m	£m	£m
Profit before tax	7,048	573	(22)	7,599	5,482
Tax	(2,025)	(134)	-	(2,159)	(1,299)
Profit after tax	5,023	439	(22)	5,440	4,183

Balance Sheet
Total assets	1,490,321	(144)	(1,842)	1,488,335	1,562,083
Total liabilities	1,427,364	333	652	1,428,349	1,498,124
Total shareholders' equity	62,957	(477)	(2,494)	59,986	63,959

Performance Measures
Adjusted return on average shareholders' equity	7.8%			9.0%	6.7%
Net asset value per share	438p	(4p)	(20p)	414p	446p

Capital
Core Tier 1 capital1	42,121	(399)	-	41,722	43,066
Core Tier 1 ratio (%)	10.9%			10.8%	11.0%

The positive financial impact of adopting IFRS 10 on the Group's results for the year ended 31 December 2012 principally reflects an increase in trading income and a reduction in impairment in the Investment Bank. However, there is a cumulative reduction in total shareholders' equity at 31 December 2012 of £477m as previously disclosed in the 2012 Barclays PLC Annual Report.

Following the adoption of IAS 19, retirement benefit assets reduced by £2.3bn (2011: £1.8bn) and retirement benefit liabilities increased by £1.0bn (2011: reduced £0.1bn) as at 31 December 2012, with additional deferred tax assets recognised of £0.8bn (2011: £0.5bn), of which £0.4bn has been recognised in deferred tax assets and £0.4bn in deferred tax liabilities. As a result total assets reduced by £1.8bn and total liabilities increased by £0.7bn. Profit after tax for the period reduced by £22m (2011: £83m) with other comprehensive income lower by £2.4bn (2011: £1.2bn), resulting in a £2.5bn reduction in shareholders' equity.

1
        The implementation of IAS 19 has no overall impact on the existing Core Tier 1 capital base as current regulatory rules require banks to derecognise any defined benefit pension asset from its capital base.

Overview of Reporting Changes

Segmental Restatements

Head Office Allocations

As stated in the full year results announcement, the Group has determined that it will allocate more elements of the Head Office results to the businesses, so that the aggregate of those businesses' results is more closely aligned to the Group's results, including Group return on equity. Segmental reporting reflects the information as presented to key management. For each income and expense item previously recorded in Head Office, consideration has been given to whether there is a logical basis for increased allocation of such items to other businesses:

-  Intra-group allocation of funding costs and other income items now includes the majority of the costs of subordinated debt instruments, preference shares and allocation of liquidity costs; increased allocation of intra-group interest; and the elimination of fees to the Investment Bank for Structured Capital Markets activities. The allocation of the funding costs is based on the capital demand created by each business for the instruments from which these costs arise and intra-group interest is allocated on tangible equity of the businesses

-  Head Office operating cost items, including the UK bank levy and Financial Services Compensation Scheme, have been allocated to businesses wherever practicable using the most appropriate driver of that cost

- The businesses average allocated equity has been calculated as 10.5% of average risk weighted assets (previously 10.0%) adjusted for capital deductions. This increase reflects the assumptions the Group uses for planning purposes in line with the long term management targets previously disclosed in the Strategic Review on 12 February 2013

The residual Head Office result in the future will depend on the level of Group capital compared to the ratio used for allocation of capital to the businesses and other residual items which are not allocated to the businesses.

The effect of the changes in allocation methodology on the 2012 and 2011 profit before tax by business are summarised in the table below:

Impact of Head Office Allocations	Impact on Profit Before Tax

	2012	2011
	£m	£m
UK RBB	(220)	(136)
Europe RBB	(57)	(43)
Africa RBB	(98)	(80)
Barclaycard	(58)	(35)
Investment Bank	(701)	(573)
Corporate Banking	(111)	(24)
Wealth and Investment Management	(36)	(9)
Head Office and Other Operations	1,281	900
Total	-	-

The net effect of the intra-group allocations is to increase Head Office profit before tax by £1,281m. Non-controlling interests in Head Office also reduce by £388m as a result of the allocation of preference share costs. The restated profit attributable to equity holders of the parent for each business, on which return on average equity and return on average tangible equity are calculated, is provided on page 28.

The change in allocated equity reduces the average equity held at Head Office for the year ended 31 December 2012 from £8,939m to £4,313m.

As noted in the Strategic Review on 12 February 2013, the Head Office allocation has the effect of reducing the published returns of the individual businesses. The Group level returns and 2015 financial targets are unaffected by this intra-group reallocation.

The impact of the allocation of Head Office items to business units is to reduce the Return on Equity consumed by the Head Office by 3.5% (2011: 2.4%) from 4.3% to 0.8%.

Overview of Reporting Changes

Portfolio Restatements

Some portfolio restatements have been implemented in Q1 2013 to reflect the management of the relevant businesses. In this document, the 2012 and 2011 individual business results have been restated to reflect these changes:

-    Ongoing Europe Retail and Business Banking credit cards operations are transferred to Barclaycard (which already includes the Group's credit card operations in the UK and US, South Africa and other countries). This results in a profit before tax reallocation of £52m (2011: £70m) between the two businesses

- Africa Retail and Business Banking - certain components are transferred to Corporate Banking and the Investment Bank:

-    This includes alignment of existing corporate client relationships from retail to Corporate Banking, primarily all African subsidiaries of Barclays' global corporate client base and large local clients. This results in a profit before tax reallocation of £28m (2011: £31m) to Corporate Banking

-    Barclays Africa sales and trading activity is transferred to the Investment Bank (which already includes Absa Capital, the South Africa-based investment banking operation). This results in a profit before tax reallocation of £17m (2011: £17m) to the Investment Bank

-   Absa's debit cards operation is transferred from Barclaycard to Africa Retail and Business Banking (reflecting greater synergies with the Africa Retail and Business Banking business). This results in a profit before tax reallocation of £15m (2011: £18m) from Barclaycard to Africa Retail and Business Banking

Change in Business Allocation of Employees

The Group has changed the allocation of full time equivalent employees so that they are allocated to businesses based upon utilisation of underlying headcount rather than the entity they are employed by. The change in business allocation includes 1,700 Head Office employees that are now allocated across the businesses. There is no impact on the Group's overall headcount. This document reflects this new allocation basis in both 2012 and 2011.

Impact of Change in Allocation of Employees	2012 as Published	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
UK RBB	34,800	100	(1,900)	33,000	32,400
Europe RBB	7,900	100	(500)	7,500	8,100
Africa RBB	41,700	200	(1,400)	40,500	42,700
Barclaycard	11,000	200	(100)	11,100	10,900
Investment Bank	24,000	700	900	25,600	24,400
Corporate Banking	10,300	200	2,500	13,000	14,000
Wealth and Investment Management	7,900	200	200	8,300	8,500
Head Office and Other Operations	1,600	(1,700)	300	200	100
Total	139,200	-	-	139,200	141,100

Performance Highlights

Set out below are Barclays Group 2012 restated results which are impacted by the adoption of IFRS 10 and IAS 19 accounting changes. 2011 has been restated only for the revised accounting rules under IAS 19.

All disclosures in this document are on a restated basis unless otherwise stated.

Adjusted	Statutory

Barclays Results for the twelve months ended	2012 as Published	IFRS 10 and IAS 19	2012 as Restated	2011 as Restated	2012 as Published	IFRS 10 and IAS 19	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	29,043	318	29,361	28,513	24,691	318	25,009	32,292
Credit impairment charges and other provisions	(3,596)	256	(3,340)	(3,802)	(3,596)	256	(3,340)	(5,602)
Net operating income	25,447	574	26,021	24,711	21,095	574	21,669	26,690
Operating expenses	(18,539)	(23)	(18,562)	(19,289)	(20,989)	(23)	(21,012)	(20,886)
Other net income/(expense)	140	-	140	60	140	-	140	(34)
Profit before tax	7,048	551	7,599	5,482	246	551	797	5,770
Profit/(loss) after tax	5,023	417	5,440	4,183	(236)	417	181	3,868

Performance Measures
Return on average shareholders' equity	7.8%	1.2%	9.0%	6.7%	(1.9%)	0.7%	(1.2%)	5.9%
Return on average tangible shareholders' equity	9.1%	1.5%	10.6%	8.1%	(2.2%)	0.8%	(1.4%)	7.1%
Return on average risk weighted assets	1.3%	0.1%	1.4%	1.1%	(0.1%)	0.1%	-	1.0%
Cost: income ratio	64%	(1%)	63%	68%	85%	(1%)	84%	65%
Compensation: net operating income ratio	38%	-	38%	43%	46%	(1%)	45%	39%
Loan loss rate (bps)	75	(5)	70	77	75	(5)	70	77

Basic earnings/(loss) per share	34.5p	3.4p	37.9p	27.0p	(8.5p)	3.4p	(5.1p)	24.4p
Dividend per share	6.5p	-	6.5p	6.0p	6.5p	-	6.5p	6.0p

Capital and Balance Sheet
Core Tier 1 ratio					10.9%	(0.1%)	10.8%	11.0%
Risk weighted assets					£387bn	-	£387bn	£391bn
Adjusted gross leverage					19x	-	19x	20x
Group liquidity pool					£150bn	-	£150bn	£152bn
Net asset value per share					438p	(24p)	414p	446p
Net tangible asset value per share					373p	(24p)	349p	381p
Loan: deposit ratio					110%	-	110%	118%

Adjusted Profit Reconciliation
Adjusted profit before tax					7,048	551	7,599	5,482
Own credit					(4,579)	-	(4,579)	2,708
Gains on debt buy-backs					-	-	-	1,130
Gain/(loss) on disposal and impairment of BlackRock investment					227	-	227	(1,858)
Provision for PPI redress					(1,600)	-	(1,600)	(1,000)
Provision for interest rate hedging products redress					(850)	-	(850)	-
Goodwill impairment					-	-	-	(597)
Losses on acquisitions and disposals					-	-	-	(94)
Statutory profit before tax					246	551	797	5,771

Performance Highlights

Total Income by Business
Restatement Adjustments

Adjusted	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
UK RBB	4,421	-	(37)	-	4,384	4,621
Europe RBB	915	-	(14)	(193)	708	1,004
Africa RBB	3,157	-	(31)	(198)	2,928	3,364
Barclaycard	4,170	-	(1)	175	4,344	4,305
Investment Bank	11,722	318	(331)	66	11,775	10,222
Corporate Banking	2,918	-	(26)	154	3,046	3,315
Wealth and Investment Management	1,815	-	3	2	1,820	1,770
Head Office and Other Operations	(75)	-	437	(6)	356	(88)
Total income net of insurance claims	29,043	318	-	-	29,361	28,513

Statutory
UK RBB	4,421	-	(37)	-	4,384	4,621
Europe RBB	915	-	(14)	(193)	708	1,004
Africa RBB	3,157	-	(31)	(198)	2,928	3,364
Barclaycard	4,170	-	(1)	175	4,344	4,305
Investment Bank	11,722	318	(331)	66	11,775	10,222
Corporate Banking	2,918	-	(26)	154	3,046	3,315
Wealth and Investment Management	1,815	-	3	2	1,820	1,770
Head Office and Other Operations	(4,427)	-	437	(6)	(3,996)	3,691
Total income net of insurance claims	24,691	318	-	-	25,009	32,292

Performance Highlights

Profit Before Tax by Business
Restatement Adjustments

Adjusted	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
UK RBB	1,472	(27)	(220)	-	1,225	1,222
Europe RBB	(239)	5	(57)	(52)	(343)	(340)
Africa RBB	468	(2)	(98)	(46)	322	730
Barclaycard	1,506	(6)	(58)	40	1,482	1,212
Investment Bank	4,063	603	(701)	25	3,990	2,415
Corporate Banking	551	(10)	(111)	30	460	191
Wealth and Investment Management	315	(7)	(36)	2	274	188
Head Office and Other Operations	(1,088)	(5)	1,281	1	189	(136)
Total profit before tax	7,048	551	-	-	7,599	5,482

Statutory
UK RBB	292	(27)	(220)	-	45	822
Europe RBB	(239)	5	(57)	(52)	(343)	(767)
Africa RBB	468	(2)	(98)	(46)	322	730
Barclaycard	1,086	(6)	(58)	40	1,062	565
Investment Bank	4,063	603	(701)	25	3,990	2,415
Corporate Banking	(299)	(10)	(111)	30	(390)	(5)
Wealth and Investment Management	315	(7)	(36)	2	274	188
Head Office and Other Operations	(5,440)	(5)	1,281	1	(4,163)	1,822
Total profit before tax	246	551	-	-	797	5,770

Barclays Results by Quarter

Restated Barclays Results by Quarter	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,867	7,002	7,384	8,108	6,213	7,001	7,549	7,750
Credit impairment charges and other provisions	(825)	(805)	(926)	(784)	(951)	(1,023)	(907)	(921)
Net operating income	6,042	6,197	6,458	7,324	5,262	5,978	6,642	6,829
Operating expenses (excluding UK bank levy)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)	(4,686)	(4,967)	(4,869)
UK bank levy	(345)	-	-	-	(325)	-	-	-
Other net income	43	21	41	36	5	18	19	17
Adjusted profit before tax	1,395	1,865	1,944	2,395	501	1,310	1,694	1,977

Adjusting items
Own credit	(560)	(1,074)	(325)	(2,620)	(263)	2,882	440	(351)
Gains on debt buy-backs	-	-	-	-	1,130	-	-	-
Impairment and gain/(loss) on disposal of BlackRock investment	-	-	227	-	-	(1,800)	(58)	-
Provision for PPI redress	(600)	(700)	-	(300)	-	-	(1,000)	-
Provision for interest rate hedging products redress	(400)	-	(450)	-	-	-	-	-
Goodwill impairment	-	-	-	-	(550)	-	(47)	-
(Losses)/gains on acquisitions and disposals	-	-	-	-	(32)	3	(67)	2
Statutory (loss)/profit before tax	(165)	91	1,396	(525)	786	2,395	962	1,628
Statutory (loss)/profit after tax	(364)	(13)	943	(385)	581	1,345	721	1,220

Attributable to:
Equity holders of the parent	(589)	(183)	746	(598)	335	1132	465	991
Non-controlling interests	225	170	197	213	246	213	256	229

Adjusted basic earnings per share	7.2p	8.3p	9.2p	13.2p	1.0p	6.8p	8.7p	10.5p
Adjusted cost: income ratio	68%	62%	62%	61%	77%	67%	66%	63%
Basic (loss)/earnings per share	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p	9.4p	3.9p	8.3p
Cost: income ratio	90%	85%	69%	96%	75%	58%	76%	66%

Restated Adjusted Profit/(Loss) Before Tax by Business	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	275	358	360	232	162	429	378	253
Europe RBB	(114)	(81)	(76)	(72)	(176)	21	(109)	(76)
Africa RBB	105	34	51	132	231	191	178	130
Barclaycard	335	396	404	347	261	367	273	311
Investment Bank	760	988	1,060	1,182	(32)	210	888	1,349
Corporate Banking	61	88	108	203	(10)	140	37	24
Wealth and Investment Management	105	70	49	50	43	70	34	41
Head Office and Other Operations	(132)	12	(12)	321	22	(118)	15	(55)
Total profit before tax	1,395	1,865	1,944	2,395	501	1,310	1,694	1,977

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement
		Restatement Adjustments
Continuing Operations	2012 as Published	IFRS 10	IAS 19	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m
Net interest income	11,639	15	-	11,654	12,201
Net fee and commission income	8,582	(46)	-	8,536	8,622
Net trading income	3,025	322	-	3,347	7,660
Net investment income	817	27	-	844	2,305
Net premiums from insurance contracts	896	-	-	896	1,076
Net gain on disposal of investment in BlackRock, Inc.	227	-	-	227	-
Other income	105	-	-	105	1,169
Total income	25,291	318	-	25,609	33,033
Net claims and benefits incurred on insurance contracts	(600)	-	-	(600)	(741)
Total income net of insurance claims	24,691	318	-	25,009	32,292
Credit impairment charges and other provisions	(3,596)	256	-	(3,340)	(3,802)
Impairment of investment in BlackRock, Inc.	-	-	-	-	(1,800)
Net operating income	21,095	574	-	21,669	26,690

Staff costs	(10,447)	(1)	(22)	(10,470)	(11,516)
Administration and general expenses	(6,643)	-	-	(6,643)	(6,356)
Depreciation of property, plant and equipment	(669)	-	-	(669)	(673)
Amortisation of intangible assets	(435)	-	-	(435)	(419)
UK Bank Levy	(345)	-	-	(345)	(325)
Operating expenses excluding goodwill impairment and provisions for PPI and interest rate hedging products redress	(18,539)	(1)	(22)	(18,562)	(19,289)
Goodwill impairment	-	-	-	-	(597)
Provision for PPI redress	(1,600)	-	-	(1,600)	(1,000)
Provision for interest rate hedging products redress	(850)	-	-	(850)	-
Operating expenses	(20,989)	(1)	(22)	(21,012)	(20,886)

Profit/(loss) on disposals of undertakings and share of results of associates and joint ventures	140	-	-	140	(34)
Profit before tax	246	573	(22)	797	5,770
Tax	(482)	(134)	-	(616)	(1,902)
(Loss)/Profit after tax	(236)	439	(22)	181	3,868

Attributable to:
Equity holders of the parent	(1,041)	439	(22)	(624)	2,924
Non-controlling interests	805	-	-	805	944
(Loss)/Profit after tax	(236)	439	(22)	181	3,868

Earnings per Share from Continuing Operations
Basic (loss)/earnings per ordinary share	(8.5p)	3.6p	(0.2p)	(5.1p)	24.4p
Diluted (loss)/earnings per ordinary share	(8.5p)	3.6p	(0.2p)	(5.1p)	23.3p

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet
Restatement Adjustments

	2012 as Published	IFRS 10	IAS 19	2012 as Restated	2011 as Restated
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks	86,175	16	-	86,191	106,894
Items in the course of collection from other banks	1,456	17	-	1,473	1,812
Trading portfolio assets	145,030	1,322	-	146,352	152,183
Financial assets designated at fair value	46,061	568	-	46,629	36,949
Derivative financial instruments	469,146	10	-	469,156	538,964
Loans and advances to banks	40,489	(27)	-	40,462	47,446
Loans and advances to customers	425,729	(1,823)	-	423,906	431,934
Reverse repurchase agreements and other similar secured lending	176,956	(434)	-	176,522	153,665
Available for sale investments	75,109	-	-	75,109	68,491
Current and deferred tax assets	3,268	139	408	3,815	3,702
Prepayments, accrued income and other assets	4,360	5	-	4,365	4,563
Investments in associates and joint ventures	570	63	-	633	427
Goodwill and intangible assets	7,915	-	-	7,915	7,846
Property, plant and equipment	5,754	-	-	5,754	7,166
Retirement benefit assets	2,303	-	(2,250)	53	41
Total assets	1,490,321	(144)	(1,842)	1,488,335	1,562,083

Liabilities
Deposits from banks	77,010	2	-	77,012	91,116
Items in the course of collection due to other banks	1,573	14	-	1,587	969
Customer accounts	385,707	(296)	-	385,411	366,032
Repurchase agreements and other similar secured borrowing	217,342	(164)	-	217,178	207,292
Trading portfolio liabilities	44,794	-	-	44,794	45,887
Financial liabilities designated at fair value	78,280	281	-	78,561	87,997
Derivative financial instruments	462,468	253	-	462,721	527,910
Debt securities in issue	119,581	(56)	-	119,525	129,736
Accruals, deferred income and other liabilities	12,232	300	-	12,532	12,580
Current and deferred tax liabilities	1,340	(1)	(377)	962	1,963
Subordinated liabilities	24,018	-	-	24,018	24,870
Provisions	2,766	-	-	2,766	1,529
Retirement benefit liabilities	253	-	1,029	1,282	243
Total liabilities	1,427,364	333	652	1,428,349	1,498,124

Shareholders' Equity
Shareholders' equity excluding non-controlling interests	53,586	(477)	(2,494)	50,615	54,352
Non-controlling interests	9,371	-	-	9,371	9,607
Total shareholders' equity	62,957	(477)	(2,494)	59,986	63,959

Total liabilities and shareholders' equity	1,490,321	(144)	(1,842)	1,488,335	1,562,083

Results by Business

UK Retail and Business Banking

Restatement Adjustments

Income Statement Information	2012 as published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	3,227	-	(37)	-	3,190	3,378
Net fee and commission income	1,154	-	-	-	1,154	1,157
Net investment income	-	-	-	-	-	17
Net premiums from insurance contracts	74	-	-	-	74	92
Other expense	(1)	-	-	-	(1)	(1)
Total income	4,454	-	(37)	-	4,417	4,643
Net claims and benefits incurred under insurance contracts	(33)	-	-	-	(33)	(22)
Total income net of insurance claims	4,421	-	(37)	-	4,384	4,621
Credit impairment charges and other provisions	(269)	-	-	-	(269)	(536)
Net operating income	4,152	-	(37)	-	4,115	4,085

Operating expenses (excluding provision for PPI redress and bank levy)	(2,684)	(27)	(166)	-	(2,877)	(2,844)
Provision for PPI redress	(1,180)	-	-	-	(1,180)	(400)
UK bank levy	-	-	(17)	-	(17)	(22)
Operating expenses	(3,864)	(27)	(183)	-	(4,074)	(3,266)

Other net income	4	-	-	-	4	3
Profit before tax	292	(27)	(220)	-	45	822

Adjusted profit before tax1	1,472	(27)	(220)	-	1,225	1,222

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	128.2	-	-	-	128.2	121.2
Customer deposits	116.0	-	-	-	116.0	111.8
Total assets	136.7	(2.0)	-	-	134.7	127.1
Risk weighted assets	38.8	0.3	-	-	39.1	34.0

Performance Measures
Adjusted return on average equity1	16.0%				12.3%	12.0%
Adjusted return on average risk weighted assets1	3.1%				2.5%	2.5%
Adjusted cost: income ratio1	61%				66%	62%
Return on average equity	3.1%				(0.3%)	7.8%
Return on average risk weighted assets	0.6%				0.0%	1.7%
Cost: income ratio	87%				93%	71%
Loan loss rate (bps)	21				21	44
Number of employees (full time equivalent)2	34,800	-	100	(1,900)	33,000	32,400

1 Adjusted profit before tax and adjusted performance measures exclude the impact of provision for PPI redress of £1,180m (2011: £400m).
2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

UK Retail and Business Banking

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted Basis
Total income net of insurance claims	1,077	1,123	1,118	1,066	1,129	1,244	1,168	1,080
Credit impairment charges and other provisions	(71)	(76)	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,006	1,047	1,072	990	973	1,139	1,037	936
Operating expenses (excluding bank levy)	(718)	(689)	(713)	(757)	(790)	(711)	(658)	(685)
UK bank levy	(17)	-	-	-	(22)	-	-	-
Other net income	4	-	1	(1)	1	1	(1)	2
Adjusted profit before tax	275	358	360	232	162	429	378	253

Adjusting Items
Provision for PPI redress	(330)	(550)	-	(300)	-	-	(400)	-
Statutory (loss)/profit before tax	(55)	(192)	360	(68)	162	429	(22)	253

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	128.2	126.0	123.4	122.0	121.2	120.1	117.9	116.9
Customer deposits	116.0	114.5	113.9	113.1	111.8	109.6	108.3	108.6
Total assets	134.7	132.4	129.7	128.0	127.1	126.0	123.7	123.0
Risk weighted assets	39.1	37.3	36.0	34.5	34.0	34.1	34.2	34.4

Results by Business

Europe Retail and Business Banking

Restatement Adjustments

Income Statement Information	2012 as published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	599	-	(14)	(157)	428	610
Net fee and commission income	284	-	-	(36)	248	376
Net trading income	7	-	-	-	7	9
Net investment income	52	-	-	-	52	91
Net premiums from insurance contracts	331	-	-	-	331	463
Other income/(expense)	1	-	-	-	1	(42)
Total income	1,274	-	(14)	(193)	1,067	1,507
Net claims and benefits incurred under insurance contracts	(359)	-	-	-	(359)	(503)
Total income net of insurance claims	915	-	(14)	(193)	708	1,004
Credit impairment charges and other provisions	(328)	-	-	71	(257)	(207)
Net operating income	587	-	(14)	(122)	451	797

Operating expenses (excluding goodwill impairment and bank levy)	(839)	5	(23)	70	(787)	(1,128)
Goodwill impairment	-	-	-	-	-	(427)
UK bank levy	-	-	(20)	-	(20)	(21)
Operating expenses	(839)	5	(43)	70	(807)	(1,576)

Other net income	13	-	-	-	13	12
Loss before tax	(239)	5	(57)	(52)	(343)	(767)

Adjusted loss before tax1	(239)	5	(57)	(52)	(343)	(340)

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	40.0	-	-	(0.8)	39.2	42.7
Customer deposits	17.6	-	-	-	17.6	16.4
Total assets	47.1	-	-	(1.1)	46.0	50.2
Risk weighted assets	17.1	-	-	(1.3)	15.8	16.4

Performance Measures
Adjusted return on average equity1	(8.0%)				(12.9%)	(9.7%)
Adjusted return on average risk weighted assets1	(1.1%)				(1.7%)	(1.4%)
Adjusted cost: income ratio1	92%				114%	114%
Return on average equity	(8.0%)				(12.9%)	(26.0%)
Return on average risk weighted assets	(1.1%)				(1.7%)	(4.0%)
Cost: income ratio	92%				114%	157%
Loan loss rate (bps)	80				64	43
Number of employees (full time equivalent)2	7,900	-	100	(500)	7,500	8,100

1 Adjusted loss before tax and adjusted performance measures exclude the impact of goodwill impairment £nil (2011: £427m).
2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

Europe Retail and Business Banking

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted Basis
Total income net of insurance claims	161	168	191	188	198	309	254	243
Credit impairment charges and other provisions	(74)	(58)	(71)	(54)	(65)	(46)	(40)	(56)
Net operating income	87	110	120	134	133	263	214	187
Operating expenses (excluding bank levy)	(185)	(193)	(200)	(209)	(290)	(244)	(327)	(267)
UK bank levy	(20)	-	-	-	(21)	-	-	-
Other net income	4	2	4	3	2	2	4	4
Adjusted (Loss)/profit before tax	(114)	(81)	(76)	(72)	(176)	21	(109)	(76)

Adjusting Items
Goodwill impairment	-	-	-	-	(427)	-	-	-
Statutory (loss)/profit before tax	(114)	(81)	(76)	(72)	(603)	21	(109)	(76)

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	39.2	39.2	40.4	42.1	42.7	43.3	45.0	43.5
Customer deposits	17.6	18.1	18.3	16.0	16.4	17.9	19.1	18.9
Total assets	46.0	46.1	47.0	49.1	50.2	51.6	55.6	53.8
Risk weighted assets	15.8	14.9	15.4	16.4	16.4	16.5	16.7	17.2

Results by Business

Africa Retail and Business Banking

Restatement Adjustments

Income Statement Information	2012 as published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	1,751	-	(31)	(66)	1,654	1,874
Net fee and commission income	1,101	-	-	(36)	1,065	1,179
Net trading income/(expense)	69	-	-	(73)	(4)	3
Net Investment income	5	-	-	-	5	56
Net premiums from insurance contracts	417	-	-	-	417	432
Other income	21	-	-	(23)	(2)	35
Total income	3,364	-	(31)	(198)	3,135	3,579
Net claims and benefits incurred under insurance contracts	(207)	-	-	-	(207)	(215)
Total income net of insurance claims	3,157	-	(31)	(198)	2,928	3,364
Credit impairment charges and other provisions	(646)	-	-	14	(632)	(462)
Net operating income	2,511	-	(31)	(184)	2,296	2,902

Operating expenses (excluding bank levy)	(2,053)	(2)	(43)	138	(1,960)	(2,154)
UK bank levy	-	-	(24)	-	(24)	(23)
Operating expenses	(2,053)	(2)	(67)	138	(1,984)	(2,177)

Other net income	10	-	-	-	10	5
Profit before tax	468	(2)	(98)	(46)	322	730

Adjusted profit before tax1	468	(2)	(98)	(46)	322	730

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.7	-	-	(1.8)	29.9	32.5
Customer deposits	22.0	-	-	(2.5)	19.5	20.3
Total assets	44.8	-	-	(2.6)	42.2	45.9
Risk weighted assets	27.0	-	-	(2.5)	24.5	27.8

Performance Measures
Adjusted return on average equity	3.8%				(0.1%)	7.4%
Adjusted return on average risk weighted assets	0.9%				0.7%	1.7%
Return on average equity	3.8%				(0.1%)	7.5%
Return on average risk weighted assets	0.9%				0.7%	1.7%
Cost: income ratio	65%				68%	65%
Loan loss rate (bps)	194				202	136
Number of employees (full time equivalent)2	41,700	-	200	(1,400)	40,500	42,700

1 Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (2011: £2m).
2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

Africa Retail and Business Banking

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted Basis
Total income net of insurance claims	721	714	729	764	806	883	858	817
Credit impairment charges and other provisions	(142)	(176)	(208)	(106)	(86)	(108)	(125)	(143)
Net operating income	579	538	521	658	720	775	733	674
Operating expenses (excluding bank levy)	(455)	(506)	(471)	(528)	(468)	(584)	(556)	(546)
UK bank levy	(24)	-	-	-	(23)	-	-	-
Other net income	5	2	1	2	2	-	1	2
Adjusted profit before tax	105	34	51	132	231	191	178	130

Adjusting Items
Gains on acquisitions and disposals	-	-	-	-	-	2	-	-
Statutory profit before tax	105	34	51	132	231	193	178	130

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.9	30.7	32.1	33.5	32.5	32.7	37.9	38.6
Customer deposits	19.5	19.4	19.9	20.4	20.3	20.2	21.9	21.7
Total assets	42.2	43.0	44.4	46.6	45.9	46.0	51.9	51.9
Risk weighted assets	24.5	24.2	25.1	28.0	27.8	26.4	30.1	31.1

Results by Business

Barclaycard

Restatement Adjustments

Income Statement Information	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	2,854	-	(1)	156	3,009	3,047
Net fee and commission income	1,271	-	-	21	1,292	1,201
Net trading loss	(9)	-	-	-	(9)	(7)
Net investment income	-	-	-	-	-	10
Net premiums from insurance contracts	36	-	-	-	36	42
Other income	19	-	-	(2)	17	13
Total income	4,171	-	(1)	175	4,345	4,306
Net claims and benefits incurred under insurance contracts	(1)	-	-	-	(1)	(1)
Total income net of insurance claims	4,170	-	(1)	175	4,344	4,305
Credit impairment charges and other provisions	(979)	-	-	(70)	(1,049)	(1,312)
Net operating income	3,191	-	(1)	105	3,295	2,993

Operating expenses (excluding provision for PPI redress and goodwill impairment)	(1,715)	(6)	(42)	(63)	(1,826)	(1,796)
Provision for PPI redress	(420)	-	-	-	(420)	(600)
Goodwill impairment	-	-	-	-	-	(47)
UK bank levy	-	-	(16)	-	(16)	(16)
Operating expenses	(2,135)	(6)	(58)	(63)	(2,262)	(2,459)

Other net income	30	-	1	(2)	29	31
Profit before tax	1,086	(6)	(58)	40	1,062	565

Adjusted profit before tax1	1,506	(6)	(58)	40	1,482	1,212

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	32.9	-	-	0.9	33.8	31.0
Customer deposits	2.8	-	-	-	2.8	0.6
Total assets	37.5	(0.4)	-	1.1	38.2	34.8
Risk weighted assets	36.5	0.1	-	1.2	37.8	35.2

Performance Measures
Adjusted return on average equity1	22.1%				19.8%	16.1%
Adjusted return on average risk weighted assets1	3.3%				3.1%	2.5%
Adjusted cost: income ratio1	41%				42%	42%
Return on average equity	15.2%				13.3%	6.0%
Return on average risk weighted assets	2.3%				2.2%	1.1%
Cost: income ratio	51%				52%	57%
Loan loss rate (bps)	282				294	394
Number of employees (full time equivalent)2	11,000	-	200	(100)	11,100	10,900

1 Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £420m (2011: £600m) and goodwill impairment of £nil (2011: £47m).
2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

Barclaycard

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted Basis
Total income net of insurance claims	1,140	1,092	1,079	1,033	1,037	1,177	1,072	1,019
Credit impairment charges and other provisions	(286)	(271)	(242)	(250)	(287)	(356)	(351)	(318)
Net operating income	854	821	837	783	750	821	721	701
Operating expenses (excluding bank levy)	(508)	(432)	(441)	(445)	(478)	(462)	(455)	(401)
UK bank levy	(16)	-	-	-	(16)	-	-	-
Other net income	5	7	8	9	5	8	7	11
Adjusted profit before tax	335	396	404	347	261	367	273	311

Adjusting Items
Provision for PPI redress	(270)	(150)	-	-	-	-	(600)	-
Goodwill impairment	-	-	-	-	-	-	(47)	-
Statutory profit/(loss) before tax	65	246	404	347	261	367	(374)	311

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.8	31.8	31.5	30.4	31.0	29.5	29.3	27.0
Customer deposits	2.8	2.4	2.0	1.1	0.6	0.6	0.6	0.6
Total assets	38.2	36.9	35.4	34.9	34.8	33.4	33.5	31.4
Risk weighted assets	37.8	34.6	34.2	34.3	35.2	35.2	35.2	33.3

Results by Business

Investment Bank

Restatement Adjustments

Income Statement Information	2012 as published	IFRS 10 and IAS 19	Head Office Allocation3	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	619	(3)	(91)	5	530	1,227
Net fee and commission income	3,262	(1)	(239)	7	3,029	2,805
Net trading income	7,315	321	-	52	7,688	5,322
Net investment income and other	526	1	(1)	2	528	868
Total income	11,722	318	(331)	66	11,775	10,222
Credit impairment charges and other provisions	(460)	256	-	-	(204)	(93)
Net operating income	11,262	574	(331)	66	11,571	10,129

Operating expenses (excluding bank levy)	(7,249)	29	(165)	(40)	(7,425)	(7,527)
UK bank levy	-	-	(206)	-	(206)	(199)
Operating expenses	(7,249)	29	(371)	(40)	(7,631)	(7,726)

Other net income	50	-	1	(1)	50	12
Profit before tax	4,063	603	(701)	25	3,990	2,415

Adjusted profit before tax	4,063	603	(701)	25	3,990	2,415

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	145.0	(1.9)	-	0.4	143.5	159.1
Customer deposits	76.2	(0.3)	-	-	75.9	83.1
Total assets	1,074.8	(1.3)	-	0.2	1,073.7	1158.7
Assets contributing to adjusted gross leverage	567.9	(1.3)	-	0.4	567.0	604.5
Risk weighted assets	178.0	-	-	(0.1)	177.9	186.6
Average DVaR (95%)	£38m	-	-	-	£38m	£57m

Performance Measures
Return on average equity	13.7%				12.7%	7.7%
Return on average risk weighted assets	1.5%				1.6%	1.0%
Cost: income ratio	62%				65%	76%
Cost: net operating income ratio 1	64%				66%	76%
Compensation: income ratio1	39%				40%	48%
Loan loss rate (bps)	30				13	8
Number of employees (full time equivalent)2	24,000	-	700	900	25,600	24,400

Analysis of Total Income	£m	£m	£m	£m	£m	£m
Fixed Income, Currency and Commodities3	7,403	317	(537)	66	7,249	6,066
Equities and Prime Services3	1,991	-	192	-	2,183	1,807
Investment Banking	2,123	-	14	-	2,137	2,117
Principal Investments	205	1	-	-	206	232
Total Income	11,722	318	(331)	66	11,775	10,222

1        IFRS 10 adoption reduces the Investment Bank's reported compensation: income ratio by 1% on a restated basis in 2012; reduces the Investment Bank's cost: net operating income by 3%; and increases the Investment Bank's return on equity by 2.1%.  Excluding the positive impact of IFRS 10, the restated Investment Bank 2012 compensation: income ratio and cost: net operating income ratio and return on equity would have been 41%, 69% and 10.6% respectively.

2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

3        Fees in respect of Structured Capital Markets activities were payable and receivable between business lines within the Investment Bank, with a net £239m received by the Investment Bank from the Head Office. These internal fee arrangements have been eliminated as part of the Head Office allocation exercise. This has been the major factor contributing to a reduction in the restated income reported in the FICC businesses and an increase in the restated income reported in the Equities and Prime Services businesses. The fees have been discontinued from 1 January 2013.

Results by Business

Investment Bank

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,494	1,675	1,761	2,319	933	1,299	1,623	2,211
Equities and Prime Services	454	523	615	591	300	346	615	546
Investment Banking	620	493	509	515	518	402	533	664
Principal Investments	26	30	139	11	36	89	99	8
Total income	2,594	2,721	3,024	3,436	1,787	2,136	2,870	3,429
Credit impairment (charges)/releases and other provisions	1	(3)	(121)	(81)	(89)	(114)	79	31
Net operating income	2,595	2,718	2,903	3,355	1,698	2,022	2,949	3,460
Operating expenses (excluding bank levy)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)	(1,818)	(2,068)	(2,114)
UK bank levy	(206)	-	-	-	(199)	-	-	-
Other net income/(expense)	15	7	6	22	(4)	6	7	3
Adjusted and statutory profit/(loss) before tax	760	988	1,060	1,182	(32)	210	888	1,349

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	143.5	184.7	184.3	168.3	159.1	193.7	181.3	174.2
Customer deposits	75.9	105.6	114.3	94.1	83.1	112.1	92.0	97.1
Total assets	1,073.7	1,187.1	1,224.0	1,178.9	1,158.7	1,314.5	1,076.3	1,084.8
Assets contributing to adjusted gross leverage	567.0	627.0	649.2	666.3	604.5	705.5	654.2	680.3
Risk weighted assets	177.9	180.3	190.5	191.1	186.6	188.8	190.0	189.1

Results by Business

Corporate Banking

Restatement Adjustments

Income Statement Information	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	1,870	-	(26)	67	1,911	2,298
Net fee and commission income	955	-	-	43	998	1,041
Net trading income/(expense)	65	-	-	22	87	(90)
Net investment income	23	-	-	-	23	29
Other income	5	-	-	22	27	37
Total income	2,918	-	(26)	154	3,046	3,315
Credit impairment charges and other provisions	(872)	-	-	(13)	(885)	(1,150)
Net operating income	2,046	-	(26)	141	2,161	2,165

Operating expenses (excluding goodwill impairment and provision for interest rate hedging products redress)	(1,505)	(10)	(46)	(111)	(1,672)	(1,933)
Goodwill impairment	-	-	-	-	-	(123)
Provision for interest rate hedging products redress	(850)	-	-	-	(850)	-
UK bank levy	-	-	(39)	-	(39)	(43)
Operating expenses	(2,355)	(10)	(85)	(111)	(2,561)	(2,099)

Other net income/(expense)	10	-	-	-	10	(71)
(Loss) before tax	(299)	(10)	(111)	30	(390)	(5)

Adjusted profit before tax1	551	(10)	(111)	30	460	191

Adjusted profit/(loss) before tax by geographic segment1
UK	910	(10)	(69)	-	831	719
Europe	(381)	-	(23)	-	(404)	(529)
Rest of the World	22	-	(19)	30	33	1
Corporate Banking	551	(10)	(111)	30	460	191

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	62.9	-	-	1.4	64.3	68.3
Loans and advances to customers at fair value	17.6	-	-	-	17.6	17.2
Customer deposits	97.1	-	-	2.5	99.6	87.5
Total assets	86.3	(0.9)	-	2.4	87.8	92.9
Risk weighted assets	68.0	0.2	-	2.7	70.9	75.4

Performance Measures
Adjusted return on average equity1	5.5%				2.9%	0.4%
Adjusted return on average risk weighted assets1	0.6%				0.5%	0.2%
Adjusted cost: income ratio1	52%				56%	60%
Return on average equity	(3.7%)				(5.4%)	(2.0%)
Return on average risk weighted assets	(0.3%)				(0.4%)	(0.1%)
Cost: income ratio	81%				84%	63%
Loan loss rate (bps)	128				127	153
Number of employees (full time equivalent)2	10,300	-	200	2,500	13,000	14,000

1        Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (2011: £123m), provision for interest rate hedging products redress of £850m (2011: £nil) and loss on disposal of £nil (2011: £73m).

2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

Corporate Banking

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted Basis
Total income	746	717	734	849	753	902	866	794
Credit impairment charges and other provisions	(240)	(214)	(223)	(208)	(252)	(284)	(328)	(286)
Net operating income	506	503	511	641	501	618	538	508
Operating expenses (excluding bank levy)	(412)	(421)	(402)	(437)	(469)	(480)	(503)	(481)
UK bank levy	(39)	-	-	-	(43)	-	-	-
Other net income/(expense)	6	6	(1)	(1)	1	2	2	(3)
Profit/(loss) before tax	61	88	108	203	(10)	140	37	24

Adjusted profit/(loss) before tax by geographic segment
UK	198	182	201	250	125	190	201	203
Europe	(107)	(111)	(107)	(79)	(103)	(69)	(166)	(191)
Rest of the World	(30)	17	14	32	(32)	19	2	12
Corporate Banking	61	88	108	203	(10)	140	37	24

Adjusting Items
Goodwill impairment	-	-	-	-	(123)	-	-	-
Provision for interest rate hedging products redress	(400)	-	(450)	-	-	-	-	-
Losses on disposal	-	-	-	-	(9)	-	(64)	-
Statutory (loss)/profit before tax	(339)	88	(342)	203	(142)	140	(27)	24

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.3	63.6	65.6	67.5	68.3	68.1	67.6	69.2
Loans and advances to customers at fair value	17.6	17.5	17.3	17.3	17.2	17.3	14.4	14.4
Customer deposits	99.6	93.9	90.9	86.2	87.5	84.7	86.9	82.5
Total assets	87.8	87.7	89.9	91.9	92.9	92.6	89.3	89.9
Risk weighted assets	70.9	67.2	72.3	75.0	75.4	74.4	74.6	73.2

Results by Business

Wealth and Investment Management

Restatement Adjustments

Income Statement Information	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated
	£m	£m	£m	£m	£m	£m
Net interest income	853	-	3	-	856	823
Net fee and commission income	946	-	-	2	948	944
Net trading income	16	-	-	-	16	5
Other expense	-	-	-	-	-	(2)
Total income	1,815	-	3	2	1,820	1,770
Credit impairment charges and other provisions	(38)	-	-	-	(38)	(41)
Net operating income	1,777	-	3	2	1,782	1,729

Operating expenses (excluding bank levy)	(1,463)	(7)	(35)	-	(1,505)	(1,537)
UK bank levy	-	-	(4)	-	(4)	(1)
Operating expenses	(1,463)	(7)	(39)	-	(1,509)	(1,538)

Other net income/(expense)	1	-	-	-	1	(3)
Profit before tax	315	(7)	(36)	2	274	188

Adjusted profit before tax	315	(7)	(36)	2	274	188

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.2	-	-	-	21.2	18.8
Customer deposits	53.8	-	-	-	53.8	46.5
Total assets	23.7	0.7	-	-	24.4	20.8
Risk weighted assets	15.8	0.2	-	0.1	16.1	13.1
Client assets	186.0	-	-	-	186.0	164.2

Performance Measures
Return on average equity	13.9%				11.2%	9.5%
Return on average risk weighted assets	2.0%				1.7%	1.4%
Cost: income ratio	81%				83%	87%
Loan loss rate (bps)	17				17	21
Number of employees (full time equivalent)1	7,900	-	200	200	8,300	8,500

1 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

Results by Business

Wealth and Investment Management

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income	483	443	442	452	453	462	429	426
Credit impairment charges and other provisions	(13)	(6)	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	470	437	430	445	443	450	420	416
Operating expenses (excluding bank levy)	(361)	(369)	(380)	(395)	(398)	(380)	(386)	(373)
UK bank levy	(4)	-	-	-	(1)	-	-	-
Other net income/(expense)	-	2	(1)	-	(1)	-	-	(2)
Adjusted and statutory profit before tax	105	70	49	50	43	70	34	41

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.2	19.9	19.8	18.9	18.8	17.9	17.6	17.0
Customer deposits	53.8	52.2	50.0	49.1	46.5	43.9	44.4	44.2
Total assets	24.4	23.5	23.4	23.5	20.8	20.3	19.8	19.0
Risk weighted assets	16.1	14.1	14.0	13.2	13.1	12.7	12.7	12.3

Results by Business

Head Office and Other Operations

Restatement Adjustments

Income Statement Information	2012 as Published	IFRS 10 and IAS 19	Head Office Allocation3	Group Structure	2012 as Restated4	2011 as Restated
	£m	£m	£m	£m	£m	£m
Adjusted total (expense)/ income net of insurance claims	(75)	-	437	(6)	356	(88)
Own credit	(4,579)	-	-	-	(4,579)	2,708
Gains on debt buy-backs	-	-	-	-	-	1,130
Gain/(loss) on disposal of investment in BlackRock, Inc.	227	-	-	-	227	(58)
Total (expense)/income net of insurance claims	(4,427)	-	437	(6)	(3,996)	3,691
Credit impairment (charges)/release and other provisions	(4)	-	-	-	(4)	1
Impairment of investment in BlackRock, Inc.	-	-	-	-	-	(1,800)
Net operating (expense)/income	(4,431)	-	437	(6)	(4,000)	1,892

Operating expenses (excluding bank levy)	(686)	(5)	516	9	(166)	(47)
UK bank levy	(345)	-	327	-	(18)	-
Operating expenses	(1,031)	(5)	843	9	(184)	(47)

Other net income/(expense)	22	-	1	(2)	21	(23)
(Loss)/profit before tax	(5,440)	(5)	1,281	1	(4,163)	1,822

Adjusted (loss)/ profit before tax1	(1,088)	(5)	1,281	1	189	(136)

Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	39.4	1.9	-	-	41.3	31.7
Risk weighted assets	5.7	(0.3)	-	(0.1)	5.3	2.5

Number of employees (full time equivalent)2	1,600	-	(1,700)	300	200	100

1        Adjusted performance measures and profit before tax exclude the impact of an own credit charge of £4,579m (2011: gain of £2,708m), gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under Basel 3) of £nil (2011: £1,130m), gain on disposal of strategic investment in BlackRock  Inc. of £227m (2011: loss of £58m), impairment of investment in BlackRock Inc. of £nil (2011: £1,800m) and loss on disposals of £nil (2011: £23m).

2 Allocation of full time equivalent employees by business has changed as outlined in the Overview of Reporting Changes, the impact of which is reflected within Group Structure changes.

3        Methodology for the intra-group allocation of funding costs and other income items has been changed and now includes charging out the majority of the costs of subordinated debt instruments and preference shares and allocation of liquidity costs; increased allocation of intra-group interest and the elimination of fees to the Investment Bank for structured capital market activities.  The net effect of this is to increase Head Office profit before tax by £1,280m and reduce non-controlling interests by £388m.

4       The restated 2012 Head Office profit before tax of £189m principally reflects a one-time change in the value of hedges relating to employee share awards closed out in Q1 12, which has not been allocated to the businesses, plus earnings on surplus capital held in Head Office (in excess of the 10.5% capital ratio used for allocation to the businesses), less residual Head Office costs.

Results by Business

Head Office and Other Operations

Restated Income Statement Information	Q412	Q312	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total (expense)/income net of insurance claims	(53)	22	70	317	49	(112)	33	(58)
Credit impairment releases/(charges) and other provisions	1	-	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(52)	22	67	315	48	(111)	30	(54)
Operating expenses (excluding bank levy)	(59)	(7)	(101)	1	(26)	(7)	(13)	(1)
UK bank levy	(18)	-	-	-	-	-	-	-
Other net income/(expense)	(3)	(3)	22	5	-	-	(2)	-
Adjusted (loss)/profit before tax	(132)	12	(12)	321	22	(118)	15	(55)

Adjusting Items
Own credit	(560)	(1,074)	(325)	(2,620)	(263)	2,882	440	(351)
Gain/(loss) on disposal and impairment of investment in BlackRock, Inc.	-	-	227	-	-	(1,800)	(58)	-
Gains on debt buy-backs	-	-	-	-	1,130	-	-	-
(Losses)/gains on acquisitions and disposals	-	-	-	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(692)	(1,062)	(110)	(2,299)	866	965	394	(404)

Restated Balance Sheet Information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	41.3	40.2	35.3	33.7	31.7	34.4	43.4	38.1
Risk weighted assets	5.3	6.0	2.7	2.0	2.5	1.8	1.7	1.2

Appendix I - Performance Management

Restated Returns and Equity by Business

Adjusted	Statutory

	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.12	31.12.11	31.12.12	31.12.11
Return on Average Equity	%	%	%	%
UK RBB	12.3	12.0	(0.3)	7.8
Europe RBB	(12.9)	(9.7)	(12.9)	(26.0)
Africa RBB	(0.1)	7.4	(0.1)	7.5
Barclaycard	19.8	16.1	13.3	6.0
Investment Bank	12.7	7.7	12.7	7.7
Corporate Banking	2.9	0.4	(5.4)	(2.0)
Wealth and Investment Management	11.2	9.5	11.2	9.5
Group excluding Head Office and Other Operations	9.8	7.0	5.9	4.1
Head Office and Other Operations impact	(0.8)	(0.3)	(7.1)	1.8
Total	9.0	6.7	(1.2)	5.9

Adjusted	Statutory

Return on Average Tangible Equity	%	%	%	%
UK RBB	22.9	22.5	(0.6)	14.7
Europe RBB	(14.2)	(12.6)	(14.2)	(33.7)
Africa RBB1	4.9	15.7	4.9	15.8
Barclaycard	26.9	21.4	18.0	8.0
Investment Bank	13.1	8.0	13.1	8.0
Corporate Banking	3.1	0.4	(5.7)	(2.1)
Wealth and Investment Management	15.5	13.0	15.5	13.0
Group excluding Head Office and Other Operations	11.7	8.8	7.2	5.4
Head Office and Other Operations impact	(1.1)	(0.7)	(8.6)	1.7
Total	10.6	8.1	(1.4)	7.1

1 The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group's non-controlling interests.

Appendix I - Performance Management

Restated Returns and Equity by Business

Adjusted	Statutory

	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.12	31.12.11	31.12.12	31.12.11
Profit attributable to equity holders of the parent	£m	£m	£m	£m
UK RBB	875	841	(21)	547
Europe RBB	(277)	(257)	(277)	(684)
Africa RBB	(4)	207	(4)	209
Barclaycard	975	780	653	292
Investment Bank	2,680	1,636	2,680	1,636
Corporate Banking	228	32	(419)	(164)
Wealth and Investment Management	222	166	222	166
Head Office and Other Operations	(64)	(166)	(3,458)	922
Total	4,635	3,239	(624)	2,924

Average Equity	Average Tangible Equity

	£m	£m	£m	£m
UK RBB	7,121	6,992	3,815	3,733
Europe RBB	2,143	2,634	1,957	2,028
Africa RBB	2,658	2,801	1,234	1,222
Barclaycard	4,924	4,844	3,623	3,648
Investment Bank	21,173	21,254	20,468	20,503
Corporate Banking	7,739	8,124	7,369	7,621
Wealth and Investment Management	1,981	1,738	1,436	1,273
Head Office and Other Operations 1	4,313	1,404	4,311	1,401
Total	52,052	49,791	44,213	41,429

1 Group average shareholders' equity and average shareholders' tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Appendix II - Balance Sheet and Capital

Restatement Adjustments

Key Capital Ratios	2012 as Published	IFRS 10	IAS 19	2012 as Restated	2011 as Restated
Core Tier 1	10.9%			10.8%	11.0%
Tier 1	13.3%			13.2%	12.9%
Total capital	17.1%			17.0%	16.4%

Capital Resources	£m	£m	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet:1	53,586	(477)	(2,494)	50,615	54,352
Own credit cumulative loss/(gain)2	804	-	-	804	(2,680)
Unrealised (gains)/losses on available for sale debt securities2	(417)	-	-	(417)	803
Unrealised gains on available for sale equity (recognised as Tier 2 capital)2	(110)	-	-	(110)	(828)
Cash flow hedging reserve2	(2,099)	-	-	(2,099)	(1,442)

Non-controlling interests per balance sheet	9,371	-	-	9,371	9,607
- Less: Other Tier 1 capital - preference shares	(6,203)	-	-	(6,203)	(6,235)
- Less: Non-controlling Tier 2 capital	(547)	-	-	(547)	(573)
Other regulatory adjustments	(171)	-	-	(171)	(138)

Regulatory adjustments and deductions:
Defined benefit pension adjustment1,2	(2,445)	-	2,494	49	(4)
Goodwill and intangible assets2	(7,622)	-	-	(7,622)	(7,560)
50% excess of expected losses over impairment2	(648)	-	-	(648)	(506)
50% of securitisation positions	(1,206)	209	-	(997)	(1,577)
Other regulatory adjustments	(172)	(131)	-	(303)	(153)
Core Tier 1 capital	42,121	(399)	-	41,722	43,066

Other Tier 1 capital:
Preference shares	6,203	-	-	6,203	6,235
Tier 1 notes3	509	-	-	509	530
Reserve Capital Instruments	2,866	-	-	2,866	2,895

Regulatory adjustments and deductions:
50% of material holdings	(241)	-	-	(241)	(2,382)
50% of the tax on excess of expected losses over impairment	176	-	-	176	129
Total Tier 1 capital	51,634	(399)	-	51,235	50,473

Tier 2 capital:
Undated subordinated liabilities	1,625	-	-	1,625	1,657
Dated subordinated liabilities	14,066	-	-	14,066	15,189
Non-controlling Tier 2 capital	547	-	-	547	573
Reserves arising on revaluation of property2	39	-	-	39	25
Unrealised gains on available for sale equity2	110	-	-	110	828
Collectively assessed impairment allowances	2,002	-	-	2,002	2,385

Tier 2 deductions:
50% of material holdings	(241)	-	-	(241)	(2,382)
50% excess of expected losses over impairment (gross of tax)	(824)	-	-	(824)	(635)
50% of securitisation positions	(1,206)	209	-	(997)	(1,577)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,139)	-	-	(1,139)	(1,991)
Other deductions from total capital	(550)	-	-	(550)	(597)
Total regulatory capital	66,063	(190)	-	65,873	63,948

1        IAS 19 requirements have no overall impact on Core Tier 1 capital base as existing own funds rules mandate banks to derecognise any defined benefit pension asset from its capital base. This means that Core Tier 1 capital base already captures the effect that the removal of the "corridor" under IAS 19 has on shareholders' equity.

2 The capital impacts of these items are net of tax.
3 Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Appendix III - Credit Market Exposures

Restated Barclays Credit Market Exposures1,2

Year Ended 31.12.2012

2012 as published	As at 31.12.12	As at 31.12.12	Fair Value (Losses)/Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
US Residential Mortgages	$m	£m	£m	£m	£m
ABS CDO Super Senior	2,243	1,387	(33)	(232)	(265)
US sub-prime and Alt-A	1,129	698	83	(22)	61

Commercial Mortgages
Commercial real estate loans and properties	4,411	2,727	115	-	115
Commercial mortgage-backed securities	411	254	154	-	154

Other Credit Market
Leveraged Finance3	5,732	3,544	(54)	11	(43)
SIVs, SIV -Lite and CDPCs	-	-	(1)	-	(1)
Monoline protection on CLO and other	956	591	(29)	-	(29)
CLO and Other assets	176	109	52	-	52

Total	15,058	9,310	287	(243)	44

IFRS 10 restatement adjustments

US Residential Mortgages
ABS CDO Super Senior	(752)	(465)	205	232	437
US sub-prime and Alt-A	4	2	(1)	29	28

Total	(748)	(463)	204	261	465

2012 as restated

US Residential Mortgages
ABS CDO Super Senior	1,491	922	172	-	172
US sub-prime and Alt-A	1,133	700	82	7	89

Commercial Mortgages
Commercial real estate loans and properties	4,411	2,727	115	-	115
Commercial mortgage-backed securities	411	254	154	-	154

Other Credit Market
Leveraged Finance3	5,732	3,544	(54)	11	(43)
SIVs, SIV -Lite and CDPCs	-	-	(1)	-	(1)
Monoline protection on CLO and other	956	591	(29)	-	(29)
CLO and Other assets	176	109	52	-	52

Total	14,310	8,847	491	18	509

1        Restatement of balance sheet entails replacing the book value of loans at amortised cost as at 31 December 2012 with the fair value of the underlying assets due to the consolidation under IFRS 10 of the entities holding those assets. Restatement of profit and loss entails replacing the impairment charge for 2012 by the change in the fair value over the year.

2 As the majority of exposure is held in US Dollars, the exposures as at 31 December 2012 are shown in both US Dollars and Pounds Sterling.

3 Includes undrawn commitments of £202m (2011: £180m).